THE BOSTON BEER COMPANY, INC.
75 ARLINGTON STREET
BOSTON, MA 02116

March 27, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Boston Beer Company, Inc.
Form 10-K for Fiscal Year Ended December 25, 2004
Form 10-Q for Fiscal Quarter Ended September 24, 2005
Filed March 11, 2005 and November 3, 2005
File No. 1-14092

Dear Mr. Ohsiek:

We are submitting this letter in response to your Comment Letter dated March 7, 2006 addressed to Martin F. Roper, President and Chief Executive Officer of The Boston Beer Company, Inc. (the "Company"), relating to the above-referenced filings. For your convenience, we have reproduced each of the Staff's comments in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment. In addition, we are providing to you under separate cover letter certain supplemental materials requested by the Staff.

Form 10-K for Fiscal Year ended December 25, 2004

Notes to Consolidated Financial Statements, page 30

B. Summary of Significant Accounting Policies, page 30

Segment Reporting, page 34

1. We read your response to comment 1 in our letter dated February 7, 2006. In order to better understand how you concluded that you have only one operating segment, please provide us the following:

*	The name and position of your chief operating decision maker;

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*	A complete copy of the year end December 25, 2004, as well as most recent, internal management report provided to your chief operating decision maker that includes your operating results;
*	A copy of the package given to the Board of Directors for the same time periods; and
*	An organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.

Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your business. For each measure that you list, please provide us your computation of these measures for the last five years. If after reassessing the criteria in SFAS 131, you now believe that you have separate operating and reportable segments, please revise your future financial statements accordingly.

Response:

1.

The Company's chief operating decision maker (CODM) is Martin F. Roper, President and Chief Executive Officer. The Company's December 2004 year-end and the January 2006 month-end board report and internal management report including operating results that is provided to the CODM and an organization chart that details the management structure under the CODM are being provided to the Staff, as requested, under separate cover in paper format only by the Company on a supplemental and confidential basis pursuant to Rule 83 promulgated under the Freedom of Information Act ("Rule 83"). The Company also has requested the return of such confidential materials pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended ("Rule 12b-4").

The Company sells its products to wholesale distributors, who in turn sell to retailers. The unit volume sales from wholesale distributors to retailers are known as depletions; depletion volume is the measure that the Company's CODM uses to evaluate and allocate resources to the business. The Company receives depletion volume information from all of its wholesale distributors for a given calendar month during the following calendar month. This depletion information is compiled and sent to senior management. The depletion information is also included in the monthly internal management report and the monthly Board of Directors report. In addition, reports that provide the past five years of depletion volume information are being provided to the Staff, as requested, under separate cover in paper format only by the Company on a supplemental and confidential basis pursuant to Rule 83. The Company also has requested the return of such confidential materials pursuant to Rule 12b-4.

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2. We read your response to comment 2 in our letter dated February 7, 2006. Please provide us with a copy of the most recent monthly report(s) provided to senior management for purposes of managing the business. Please note that if providing disclosure of product line revenue information is impracticable you should so state in accordance with paragraph 37 of SFAS 131. Also refer to Section II.L.3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.

Response:

2.

The Company's most recent internal management report (which is identical to the January 2006 internal management report referred to above) provided to senior management for purposes of managing the business is being provided to the Staff, as requested, under separate cover in paper format only by the Company on a supplemental and confidential basis pursuant to Rule 83. The Company also has requested the return of such confidential materials pursuant to Rule 12b-4. The Company has one product line consisting of low alcoholic beverages. Within this single product line are the Company's brands, which consist of Samuel Adams, Sam Adams Light, HardCore and Twisted Tea. The Company's revenues are derived from the sale of its products and an immaterial amount of third party contract production.

The Company has reviewed Section II.L.3 of the Current Accounting and Disclosures Issues in the Division of Corporate Finance and believes that its brands are substantially similar in nature, supported by the following assertions:

	-	Each brand is a low alcohol beverage, with virtually all styles containing 5.5% alcohol or less.
	-	Each brand is subject to the same state and federal regulations that control the production, distribution and sale of malt beverages and hard cider.
	-	Each brand is sold in similar size quantities, including bottles and kegs.
-

Each brand is sold to the Company's customers at similar price points. For example, for the Company's highest unit volume sales, a case consisting of two twelve-packs of Sam Adams sells for an average price of $15.38 and a case consisting of two twelve-packs of Twisted Tea sells for an average price of $15.52.

	-	The brands are sold through substantially the same channels of distribution, which are often different from those of other types of alcoholic beverages.
	-	Distributors of the Company's brands, as well as the retailers, view the Company's brands as one product, with multiple style/flavor alternatives.
	-	Each brand is produced using a similar production process.

Based on the above, the Company continues to

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believe that disclosing that its revenues are generated from one product line is consistent with the requirements of SFAS No. 131.

Please contact the undersigned should you have any further questions or comments regarding these matters.

Sincerely,

William F. Urich
Chief Financial Officer
Tel: 617-368-5000
Fax: 617-368-5395

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